FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period 23rd September 2002 to 1st October 2002

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street, London WIK 6WN, England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes            No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): Not applicable)

File No. 1-10409_____

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Trading Update	1st October 2002

Exhibit 99.2	Proposed Separation and Return of Capital	1st October 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC (Registrant)

By: /s/M.J.N. Bridge By: M.J.N. Bridge By: Deputy Secretary

Date: 1st October 2002